Exhibit 99.2

Condensed Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS inc.

For the three-month periods ended June 30, 2020 and 2019

neptune WELLNESS SOLUTIONS inc.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

The condensed interim consolidated financial statements of the Corporation for the period ended June 30, 2020 have not been reviewed by an independent auditor.

Financial Statements

Consolidated Interim Statements of Financial Position	1
Consolidated Interim Statements of Earnings and Comprehensive Loss	2
Consolidated Interim Statements of Changes in Equity	3
Consolidated Interim Statements of Cash Flows	5
Notes to Consolidated Interim Financial Statements	6

neptune WELLNESS SOLUTIONS inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As at June 30, 2020 and March 31, 2020

	June 30, 2020	March 31, 2020
Assets

Current assets:
Cash and cash equivalents	$25,503,436	$16,577,076
Short-term investment	24,000	36,000
Trade and other receivables	13,369,372	10,793,571
Prepaid expenses	8,622,049	2,296,003
Inventories	11,032,978	9,092,538
	58,551,835	38,795,188

Property, plant and equipment	62,848,161	60,028,574
Right-of-use assets	1,264,353	1,386,254
Intangible assets	23,137,687	25,518,287
Goodwill	40,983,573	42,333,174
Tax credits recoverable	184,470	184,470
Other asset	640,000	530,000
Total assets	$187,610,079	$168,775,947

Liabilities and Equity

Current liabilities:
Trade and other payables	$17,607,886	$12,451,669
Lease liabilities	450,199	450,125
Loans and borrowings (note 4)	3,206,830	3,180,927
Deferred revenues	270,767	17,601
Provisions (note 5)	1,329,596	1,115,703
	22,865,278	17,216,025

Lease liabilities	1,015,183	1,141,314
Long-term payables	544,393	555,440
Deferred tax liabilities	4,630,531	5,015,106
Other liability	2,036,399	1,217,769
Total liabilities	31,091,784	25,145,654

Equity:
Share capital (note 6)	238,047,782	213,876,454
Warrants (note 6 (f))	19,472,542	18,597,776
Contributed surplus	69,884,110	69,173,313
Accumulated other comprehensive income	4,075,898	5,517,376
Deficit	(174,962,037)	(163,534,626)
Total equity	156,518,295	143,630,293

Commitments and contingencies (note 9)
Subsequent event (note 12)
Total liabilities and equity	$187,610,079	$168,775,947

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

	June 30, 2020	June 30, 2019
Revenue from sales	$21,022,488	$3,989,498
Royalty revenues	316,528	341,863
Other revenues	24,236	29,647
Total revenues	21,363,252	4,361,008

Cost of sales	(18,106,827)	(5,073,183)
Gross profit	3,256,425	(712,175)

Research and development expenses, net of tax credits and grants of $18,500 (2019 - $20,052)	(434,952)	(342,336)
Selling, general and administrative expenses	(12,854,882)	(5,329,864)
Loss from operating activities	(10,033,409)	(6,384,375)

Finance income	17,643	18,837
Finance costs	(1,474,835)	(137,557)
	(1,457,192)	(118,720)
Loss before income taxes	(11,490,601)	(6,503,095)

Income tax recovery	63,190	50,947
Net loss	(11,427,411)	(6,452,148)

Other comprehensive loss
Unrealized gains (losses) on investment	110,001	(198,883)
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(1,551,479)	—
Total other comprehensive loss	(1,441,478)	(198,883)

Total comprehensive loss	$(12,868,889)	$(6,651,031)

Basic and diluted loss per share	$(0.13)	$(0.08)

Basic and diluted weighted average number of common shares	102,580,784	80,754,086

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

	Attributable to equity holders of the Corporation
	Share Capital				Accumulated other comprehensive income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Total
Balance at March 31, 2020	99,338,135	$213,876,454	$18,597,776	$69,173,313	$2,078,497	$3,438,879	$(163,534,626)	$143,630,293

Net loss for the period	—	—	—	—	—	—	(11,427,411)	(11,427,411)
Other comprehensive income (loss) for the period	—	—	—	—	110,001	(1,551,479)	—	(1,441,478)
Total comprehensive income (loss) for the period	—	—	—	—	110,001	(1,551,479)	(11,427,411)	(12,868,889)

Transaction with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 7)	—	—	—	3,497,565	—	—	—	3,497,565
Warrants in exchange of services rendered by non- employees (note 6 (f))	—	—	874,766	—	—	—	—	874,766
Share options exercised (notes 6 (b) and 7 (a))	1,679,149	4,996,395	—	(1,637,807)	—	—	—	3,358,588
DSUs released (notes 6 (c) and 7 (b))	1,880	12,502	—	(12,502)	—	—	—	—
RSUs released, net of tax (notes 6 (d) and 7 (b))	143,616	727,817	—	(1,136,459)	—	—	—	(408,642)
Restricted shares issued (notes 6 (g) and 7 (b))	11,591	48,566	—	—				48,566
At-The-Market Offering, net of issuance costs (note 6 (h))	5,411,649	18,386,048	—	—	—	—	—	18,386,048
Total contributions by and distribution to equity holders	7,247,885	24,171,328	874,766	710,797	—	—	—	25,756,891

Balance at June 30, 2020	106,586,020	$238,047,782	$19,472,542	$69,884,110	$2,188,498	$1,887,400	$(174,962,037)	$156,518,295

NEPTUNE WELLNESS SOLUTIONS INC.

Condensed Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

	Attributable to equity holders of the Corporation
	Share Capital				Accumulated other comprehensive income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Deficit	Total
Balance at March 31, 2019	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$(102,671,364)	$68,984,926

Net loss for the period	—	—	—	—	—	(6,452,148)	(6,452,148)
Other comprehensive loss for the period	—	—	—	—	(198,883)	—	(198,883)
Total comprehensive loss for the period	—	—	—	—	(198,883)	(6,452,148)	(6,651,031)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 7)	—	—	—	856,926	—	—	856,926
Warrants exercised (note 6 (f))	750,000	3,176,320	(648,820)	—	—	—	2,527,500
Share options exercised (note 6 (b))	130,826	272,073	—	(74,021)	—	—	198,052
Provisions settled in shares (note 6 (e))	600,000	3,312,000	—	—	—	—	3,312,000
Total contributions by and distribution to equity holders	1,480,826	6,760,393	(648,820)	782,905	—	—	6,894,478

Balance at June 30, 2019	81,468,118	$137,844,091	$—	$39,948,611	$559,183	$(109,123,512)	$69,228,373

See accompanying notes to unaudited consolidated interim financial statements.

neptune WELLNESS SOLUTIONS inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

	June 30,	June 30,
	2020	2019
Cash flows used in operating activities:
Net loss for the period	$(11,427,411)	$(6,452,148)
Adjustments:
Depreciation of property, plant and equipment	905,684	657,255
Amortization of right-of-use of assets	104,866	76,845
Amortization of intangible assets	1,748,211	349,575
Stock-based compensation	3,497,564	856,926
Non-employee compensation related to warrants (note 6 (f))	874,766	—
Recognition of deferred revenues	—	(23,634)
Net finance expense	1,457,192	118,720
Realized foreign exchange losses	(760,258)	(26,997)
Income taxes recovery	(63,190)	(50,947)
	(3,662,576)	(4,494,405)
Changes in operating assets and liabilities	(6,667,914)	(1,664,954)
	(10,330,490)	(6,159,359)
Cash flows used in investing activities:
Maturity of short-term investment	12,000	12,000
Interest received	17,643	18,837
Acquisition of property, plant and equipment	(1,433,814)	(1,930,334)
Acquisition of intangible assets	(8,135)	(75,691)
	(1,412,306)	(1,975,188)
Cash flows from financing activities:
Variation of the bank line of credit	—	1,360,000
Repayment of loans and borrowings	(3,250,000)	(267,858)
Increase in loans and borrowings	3,275,903	—
Payments of lease liabilities	(107,343)	(81,704)
Interest paid	(135,643)	(84,826)
Proceeds from the issuance of shares through an At-The-Market Offering (note 6 (h))	19,229,883	—
Costs of issuance of shares (note 6 (h))	(843,835)	—
Proceeds from exercise of warrants (note 6 (f))	—	2,527,500
Proceeds from exercise of options (note 6 (b))	3,358,588	198,052
Withholding taxes paid pursuant to the settlement of non-treasury RSUs (note 6 (d))	(288,455)	—
	21,239,098	3,651,164
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(569,942)	3,500
Net decrease in cash and cash equivalents	8,926,360	(4,479,883)
Cash and cash equivalents as at April 1, 2020 and 2019	16,577,076	9,819,351
Cash and cash equivalents as at June 30, 2020 and 2019	$25,503,436	$5,339,468

Cash and cash equivalents is comprised of:
Cash	$25,503,436	$1,183,960
Cash equivalents	—	4,155,508

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Ocean, Inc., Neptune Growth Ventures, Inc., 9418-1252 Québec Inc. and Neptune Wellness Brands Canada, Inc.

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care. Leveraging decades of expertise in extraction and specialty ingredient formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to businesses and government customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company utilizes a highly flexible and low-cost supply chain infrastructure that can be scaled up and down or into adjacent product categories to quickly adapt to market demand. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000 square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot fa located in North Carolina.

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2020.

The consolidated interim financial statements were approved by the Board of Directors on August 11, 2020.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-Based Payment (note 7);
•	Acquisition of SugarLeaf including the acquired assets and liabilities and the related contingent consideration (second quarter of fiscal 2020); and
•	Financial asset which is measured at fair value (note 8).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (notes 5 and 9);

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense (note 7);
•	Assessing the fair value of services rendered in exchange of warrants (note 6 (f));
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets (note 7); and

•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets;
•	Estimating the fair value of bonus and options that are based on market and non-market conditions (note 7);
•	Estimating the fair value of the identifiable assets acquired, liabilities assumed and consideration transferred of the acquired business, including the related contingent consideration, and
•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 5).
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2020.

No new standards and interpretations were adopted during the three-month period ended June 30, 2020.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

(a)	Basis of consolidation:

Subsidiaries

The Corporation’s wholly owned subsidiaries and their jurisdiction of incorporation are as follows:

Subsidiary	Jurisdiction of Incorporation
Biodroga Nutraceuticals Inc.	Quebec
SugarLeaf Labs, Inc.	Delaware (with a Certificate of Authority to operate in North Carolina)
Neptune Holding USA, Inc.	Delaware
9354-7537 Québec Inc.	Quebec
Neptune Health & Wellness Innovation, Inc.	Delaware
Neptune Forest, Inc.	Delaware
Neptune Ocean, Inc.	Delaware
Neptune Growth Ventures, Inc.	Delaware
9418-1252 Québec Inc.	Quebec
Neptune Wellness Brands Canada, Inc.	Quebec
(b)	Leases:

In January 2016, the IASB issued IFRS 16, Leases, which replaced IAS 17, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (lessee) and the supplier (lessor). IFRS 16 eliminates the classification of leases as either operating leases or finance leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The Corporation has adopted IFRS 16 using the modified retrospective method of adoption, with the effect of initially applying this standard recognized at the date of initial application, i.e. April 1, 2019. Under this method, the Corporation elected to measure right-of- use of asset as equal to lease liability, adjusted for amounts previously recorded for deferred lease inducements or prepaid rent as at the date of adoption. Accordingly, the cumulative effect of initially applying IFRS 16 is nil on the opening balance of retained earnings as at April 1, 2019. The comparative information has not been restated, i.e. it is presented, as previously reported, under IAS 17 and related interpretations.

(c)	Income tax:

On June 7, 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (the “Interpretation”). The Interpretation provided guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.

The Interpretation requires an entity to:

•	Contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	Reflect an uncertainty in the amount of income tax payable (recoverable) if it is probable that it will pay (or recover) an amount for the uncertainty; and
•	Measure a tax uncertainty based on the most likely amount or expected value depending on whichever method better predicts the amount payable (recoverable).

The Corporation has adopted the Interpretation which did not have an impact on the Corporation’s consolidated financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

(d)	Foreign currency:

Transactions in foreign currencies that are not hedged are translated to the respective functional currencies of the Corporation’s subsidiaries at the average exchange rates for the period. The monetary assets and liabilities denominated in currencies other than the functional currency of a subsidiary are translated at the exchange rates prevailing at the statement of financial position date and translation gains and losses are included in the consolidated statement of earnings and comprehensive income (loss). Non-monetary items denominated in foreign currencies other than the functional currency are translated at historical rates.

The assets and liabilities of foreign operations, whose functional currency is not the Canadian dollar, are translated into Canadian dollars at the exchange rates in effect at the statement of financial position date. Revenue and expenses that are not hedged are translated at the exchange rate in effect on the date of the transaction. Differences arising from the exchange rate changes are included in other comprehensive income (loss) in the cumulative translation account.

On disposal of a foreign operation where control is lost, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) relating to that particular foreign operation is recognized in the consolidated statement of earnings and comprehensive income (loss) as part of the gain or loss on disposal.

(e)	Revenue:

Sale of products:

Revenue from the sale of goods in the course of ordinary activities is recognized at a point in time when control of the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. For some arrangements in which the Corporation is entitled to non-cash consideration, revenue is measured at the fair value of exchanged assets as specified in contracts with customers. Revenue is presented net of returns.

Processing services:

The Corporation is involved in the extraction, purification and formulation of health and wellness products. Revenue earned on processing services is recognized as the services are rendered in accordance with contractual terms, recovery of the consideration is probable and the amount of revenue can be measured reliably. The Corporation recognizes revenue from processing services in proportion to the stage of completion of the service at the reporting date. The stage of completion is assessed based on surveys of work performed. All related production costs are expenses as incurred.

New standards and interpretations not yet adopted:

A number of new standards, and amendments to standards and interpretations, are not yet effective for the three-month period ended June 30, 2020 and have not been applied in preparing these consolidated interim financial statements. Management does not expect that any of the new standards and amendments to existing standards issued but not yet effective would have a material impact on the Corporation’s consolidated financial statements.

4.	Loans and borrowings:

During the year ended March 31, 2020, Neptune closed a revolving line of credit with a large Canadian financial institution for an amount of $5,000,000 to support its operations. As at June 30, 2020, the Corporation has drawn banker’s acceptances for $3,000,000 with maturity dates from August 28, 2020 to September 1st, 2020. The banker’s acceptances bear interest at banker’s acceptances rate at issuance plus 2.45%.  In addition, a bank loan of $250,000 at prime rate plus 1.45% was also in use as at June 30, 2020.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

5.	Provisions:
(a)

During the year ended March 31 ,2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by the Corporation’s former chief executive officer (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial costs and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. During the three-month period ended June 30, 2020, the Corporation paid an amount of $nil (2019 – $291,292) and recorded in Trade and other payables an amount of $nil (2019 – $911,374) related to the portion of the judgment not contested by Neptune. During the three-month period ended June 30, 2020, an additional amount of $213,893 (2019 – $80,958) has been recorded as provision for payments of royalties on sales for the first quarter consolidated revenues and as expenses related to the litigation. As at June 30, 2020, the provision recorded for this litigation is totalling $1,329,596 ($1,115,703 as at March 31, 2020).

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019.

(b)

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835,000 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the three-month period ended June 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

6.	Capital and other components of equity:
(a)	Share capital:

Authorized capital stock:

Unlimited number of shares without par value:

➣	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

➣

Series A preferred shares, non-voting, non-participating, fixed, preferential and non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder’s option under certain conditions into common shares (none issued and outstanding).

(b)	Share options exercised:

During the three-month period ended June 30, 2020, Neptune issued 1,654,149 common shares of the Corporation upon exercise of stock options at a weighted average exercise price of $1.98 per common; in addition, 25,000 common shares were issued upon exercise of market performance options at a weighted average exercise price of $1.55 per common share, for a total cash consideration of $3,358,588.

During the three-month period ended June 30, 2019, Neptune issued 130,826 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.51 per common share for a total cash consideration of $198,052; no common shares were issued upon exercise of market performance options.

(c)	DSUs released:

During the quarter ended June 30, 2020, Neptune issued 1,880 common shares of the Corporation to a former member of the Board of Directors at a weighted average price of $6.65 per common share for past services.

(d)	RSUs released:

During the three-month period ended June 30, 2020, Neptune issued 143,616 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $408,630 were paid pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 89,718 RSUs.

(e)	Provision and liability settled in shares:

During the three-month period ended June 30, 2019, Neptune issued 600,000 common shares of the Corporation to the Former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014 (refer to note 5 (b)).

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

(f)	Warrants:

During the three-month period ended June 30, 2020, Neptune issued no common shares (2019 – 750,000 common shares) of the Corporation for warrants exercised for a total cash consideration of nil (2019 – $2,527,500). As at June 30, 2020, there are 6,175,000 outstanding warrants (6,175,000 as at March 31, 2020).

The warrants of the Corporation are composed of the following as at June 30, 2020 and March 31, 2020:

			June 30, 2020			March 31, 2020
	Number outstanding	Number vested	Amount	Number outstanding	Number vested	Amount
Warrants IQ financing (i)	—	—	$—	—	—	$—
Warrants IFF (ii)	2,000,000	500,000	574,758	2,000,000	—	388,281
Warrants AMI (iii)	4,175,000	3,425,000	18,897,784	4,175,000	3,300,000	18,209,495
	6,175,000	3,925,000	$19,472,542	6,175,000	3,300,000	$18,597,776

(i)	During the year quarter ended June 30, 2019, Neptune issued 750,000 common shares of the Corporation for warrants exercised for a total cash consideration of $2,527,500.
(ii)

During the year ended March 31, 2020, Neptune granted 2,000,000 warrants with an exercise price of US$12.00 expiring on November 7, 2024. The warrants, granted in exchange for services to be rendered by nonemployees, vest in four equal biannual installments, starting on May 7, 2020. As at June 30, 2020, the fair value of the services to be rendered has been estimated using the fair value of the warrants using the Black-Scholes option pricing model to be $1,030,455 of which $186,477 was recognized as an expense during the quarter ended June 30, 2020. The Corporation used a risk-free rate of 1.70%, a volatility of 81% and a contractual life of 5 years in the model. These inputs are classified as Level 3 in the fair value hierarchy. Each quarter-end, the fair value of the non vested warrants will be revaluated.

(iii)

During the year ended March 31, 2020, Neptune granted 4,175,000 warrants with an exercise price of US$8.00 expiring on October 3, 2024 and February 5, 2025. The warrants, granted in exchange for services to be rendered by non-employees, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. The fair value has been estimated to $23,131,195 (US$16.7 million) of which $688,289 was recognized as an expense during the quarter ended June 30, 2020.

(g)	Restricted Shares:

During the quarter ended June 30, 2020, Neptune issued 11,591 common shares of the Corporation to employees at a weighted average price of $4.19 per common share for past services.

(h)	At-The-Market Offering:

On March 11, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Corporation may from time to time sell, through at-the-market (ATM) offerings with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to $70,310,000 (US$50,000,000).

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the ATM program over the NASDAQ stock market, for gross proceeds of $19,229,883 and net proceeds of $18,652,987. The 3% commissions paid and transaction costs amounted to $843,835. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

7.	Share-based payments:

At June 30, 2020, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares (VWAP), calculated by dividing the total value by the total volume of Common Shares traded for a relevant period on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP). The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months with gradual and equal acquisition vesting on no less than a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 15% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 5% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2020		2019
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Options outstanding at April 1, 2020 and 2019	$2.51	8,042,427	$2.02	9,651,085
Granted	1.71	150,000	5.71	706,639
Exercised (note 6 (b))	1.98	(1,654,149)	1.51	(130,826)
Forfeited	5.31	(62,100)	5.44	(13,501)
Options outstanding at June 30, 2020 and 2019	$2.60	6,476,178	$2.28	10,213,397

Options exercisable at June 30, 2020 and 2019	$2.42	2,293,745	$2.00	3,657,629

	2020
	Options outstanding		Exercisable options
Exercise price	Weighted remaining contractual life outstanding (in years)	Number of options outstanding	Number of options exercisable	Weighted average exercise price
$1.24 - $1.91	1.97	781,099	631,099	$1.47
$1.92 - $2.05	2.44	3,440,779	437,779	1.98
$2.06 - $2.36	1.48	875,000	850,000	2.16
$2.37 - $5.19	5.20	788,661	237,188	4.21
$5.20 - $6.65	3.54	590,639	137,679	6.09
	2.69	6,476,178	2,293,745	$2.59

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Three-month period ended June 30, 2020	Three-month period ended June 30, 2019
Exercise price	$1.71	$5.71
Share price	$1.63	$5.30
Dividend	—	—
Risk-free interest	0.67%	1.51%
Estimated life (years)	4.00	3.57
Expected volatility	72.40%	60.35%

The weighted average fair value of the options granted to employees during the three-month period ended June 30, 2020 is $1.71 (2019 - $2.25). No options were granted to non-employees during the three-month periods ended June 30, 2020 and 2019.

Stock-based compensation recognized under this plan amounted to $474,377 for the three-month period ended June 30, 2020 (2019 - $905,652).

(ii)	Non-market performance options:

On July 8, 2019, the Corporation granted 3,500,000 non-market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of non-market performance conditions within the following ten years. These non-market performance options required the approval of amendments to the stock option plan in the previous shareholders’ meeting and therefore the fair value of these options was revaluated on the shareholders’ meeting date. None of these non-market performance options have vested as at June 30, 2020.

The number and weighted average exercise prices of performance options are as follows:

	2020
	Weighted
	average
	exercise	Number of
	price	options
Options outstanding at April 1, 2020	$5.90	3,500,000
Granted	—	—
Options outstanding at June 30, 2020	$5.90	3,500,000

No stock-based compensation was recognized under this plan for the quarters ended June 30, 2020 and 2019.

(iii)	Market performance options:

On October 16, 2015, the Corporation granted 625,000 performance options under the Corporation stock option plan at an exercise price of $1.55 per share expiring on October 16, 2020. The options vest after a two-year minimum service period and the attainment of market performance conditions within the following three years. As at June 30, 2020 all these performance options were vested.

On July 8, 2019, the Corporation granted 5,500,000 market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of market performance conditions within the following ten years. Some of these market performance options required the approval of amendments to the stock option plan in the previous shareholders meeting and therefore the fair value of these options was revaluated on the shareholders meeting date.  As at June 30, 2020, 750,000 of those market-performance options had vested.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

The number and weighted average exercise prices of performance options are as follow:

	2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options
Options outstanding at April 1, 2020 and 2019	$5.86	5,525,000	$1.55	25,000
Exercised (note 6 (b))	1.55	(25,000)	—	—
Options outstanding at June 30, 2020 and 2019	$5.88	5,500,000	$1.55	25,000

Options exercisable at June 30, 2020 and 2019	$5.88	750,000	$1.55	25,000

Stock-based compensation recognized under this plan amounted to $1,129,305 for the three-month period ended June 30, 2020 (2019 - nil).

(b)	Deferred Share Unit (‘’DSUs’’), Restricted Share Unit (‘’RSUs’’) and Restricted Shares:

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

	2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	DSUs	price	DSUs
DSUs outstanding at April 1, 2020 and 2019	$2.60	48,313	$1.56	448,387
Granted	1.71	29,238	—	—
Exercised (note 6 (c))	6.65	(1,880)	1.63	(73,840)
DSUs outstanding at June 30, 2020 and 2019	$2.16	75,671	$1.55	374,547

DSUs exercisable at June 30, 2020 and 2019	$2.13	38,546	$1.54	372,898

Of the 75,671 DSUs outstanding as at June 30, 2020, 6,596 DSUs vested upon achievement of performance conditions, 3,874 DSUs vested upon services to be rendered during a period of twelve months from date of grant and 28,076 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

Stock-based compensation recognized under this plan amounted to $27,360 for the three-month period ended June 30, 2020 (2019 - ($48,726)).

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

As part of the employment agreement of the new CEO, the Corporation granted RSUs which vest over three years in 36 equal instalments. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended March 31, 2020 was $5.80 per unit.

	2020
	Weighted
	average
	exercise	Number of
	price	options
RSUs outstanding at April 1, 2020	$5.80	2,099,998
Released through the issuance of common shares (note 6 (d))	5.80	143,616
Withheld as payment of withholding taxes (note 6 (d))	5.80	(89,718)
RSUs outstanding at June 30, 2020	$5.80	2,016,664

Stock-based compensation recognized under this plan amounted to $1,719,408 for the quarter ended June 30, 2020 (2019 - nil).

The Corporation granted restricted shares to employees for past services. The fair value of the restricted shares is determined to be the  higher of the 10-day volume weighted average price (“VWAP”) on TSX and Nasdaq prior to the date of grant and is recognized as stock-based compensation, through contributed surplus on date of release.

	2020
	Weighted
	average	Number of
	share	Restricted
	price	shares
Restricted shares outstanding at April 1, 2020	$—	—
Granted	4.19	35,111
Released through the issuance of common shares (note 6 (g))	4.19	(11,591)
Restricted shares outstanding at June 30, 2020	$4.19	23,520

Stock-based compensation recognized under this plan amounted to $147,115 for the quarter ended June 30, 2020.

8.	Financial instruments:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”) and contingent consideration.

As at June 30, 2020, the Corporation has 1,000,000 common shares of Acasti (2,964,694 as at June 30, 2019). The fair value of the investment in Acasti was determined to be $640,000 or $0.64 per share as at June 30, 2020 ($530,000 or $0.53 per share as at March 31, 2020). During the quarter ended June 30, 2020, no Acasti shares held by the Corporation were transferred to settle a litigation with a Former CEO (2019 – 2,100,000 Acasti shares transferred) (refer to note 5 (b)) with a change in fair value loss of $nil (2019 - $525,000 loss) and no Acasti shares held by the Corporation were sold (2019 – 1,964,694 Acasti shares sold) for net proceeds of $nil (2019 - $5,317,770) and a change in fair value loss of $nil (2019 - $896,313). The net change in fair value of the investment including any gain or loss on the transfer or sale of the shares amounted to a $nil gain (2019 - $525,000 gain), for the quarter ended June 30, 2020 and was recognized in other comprehensive income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings and long-term payable is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

9.	Commitments and contingencies:
(a)	Commitments:
(i)

On November 2, 2017, Neptune has entered into an exclusive commercial agreement for a speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019.  On January 31, 2020, Neptune has entered into other commercial agreements for the same speciality ingredient in combination with fish oil products for a period of 8 years in replacement of a previous terminated agreement. According to these agreements signed with the same third party, Neptune will pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreements for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,310,000.

(ii)

On December 21, 2018, Neptune entered into a 5-year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold.

(iii)	As of June 30, 2020, Neptune has purchase commitments in the approximate amount of $158,475 related to projects that are capital in nature.
(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract results in an annual expense of approximately $172,000 for 5 years. The Corporation has also entered into various other contracts and the remaining commitment related to those contracts amounts to $819,288 as of June 30, 2020.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

On March 21, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,329,529 has been recognized (refer to note 5 (a)) for this claim as of June 30, 2020 (2019 - $1,008,368).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,845,150 (US$3,700,000). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $185 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognized for this case as at June 30, 2020.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

NEPTUNE WELLNESS SOLUTIONS INC.

Notes to Condensed Consolidated interim Financial Statements

(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

10.	Operating segments:

In prior periods, the Corporation’s reportable segments were the nutraceutical and the cannabis segments. The nutraceutical segment offered turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provided extraction and purification services from cannabis and hemp biomass. The Company also offered formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

During the three months ended June 30, 2020, the Company revised its management structure and performance is no longer measured based on segment income (loss) before corporate expenses in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is no longer relevant in evaluating the results of the Corporation.

As opposed to a change in reportable segments where the comparatives for the previous period would be restated to show the results of the comparative period according to the new reportable segments, there is no need to restate the comparatives, nor show the reportable segments, as the Corporation’s Chief Operating Decision Maker uses the consolidated statement of financial position and the consolidated statement of earnings and comprehensive loss to evaluate the results of the Corporation.  In the same manner, geographical information has been eliminated.

11.	Related parties:

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

As at June 30, 2020, no royalties pursuant to the co-development contract were paid nor payable.

12.	Subsequent event:
(a)	Offering

On July 13, 2020, Neptune entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”).  The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.  The Offering closed on July 15, 2020 with one of its existing institutional investors and two new U.S. institutional investors.